Law Offices
Guzik & Associates

11355 West Olympic Boulevard, Third Floor
Los Angeles, CA 90064
Telephone 310.914.8600
Facsimile 310.914.8606

June 8, 2006

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0306
Attention: Jeanne Bennett,
Staff Accountant

Re: Aura Systems, Inc. Current Report on Form 8-K (S.E.C. File No. 0-17249) filed on May 30, 2006

Dear Ms. Bennett:

Please refer to your letter to Aura Systems, Inc. (the “Company”) dated May 31, 2006, regarding the above referenced report. As I previously advised you by telephone, the original report incorrectly stated the name of the successor independent accountant. Accordingly, we are today filing Form 8-K/A to correct this mistake.

I am also including with this letter a statement from the Company intended to comply with the request made in your letter of May 31.

Should you have any questions regarding this matter please contact me directly.

Very truly yours,

/s/ Samuel S. Guzik